UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

On August 13, 2026, SciSparc Ltd. (the “Company”) entered into a subscription agreement for units (the “Agreement”) with its subsidiary NeuroThera Labs Inc. (“NeuroThera”), pursuant to which on August 15, 2026 (the “Closing Date”) NeuroThera issued and sold 22,500,000 units (the “Units”) to the Company at a purchase price of C$0.12 per Unit. The Units were offered and sold as part of a C$5.4 million private placement financing with certain eligible investors (the “Offering”). Each Unit consists of one common share of NeuroThera (the “Share”) and one Share purchase warrant (the “Warrant”). The exercise price of each Warrant is C$0.16 per Share and the Warrants are exercisable for 36 months from Closing Date, provided that, in the event the Shares of NeuroThera are approved for listing on the Nasdaq Stock Market, NeuroThera shall be entitled to accelerate the expiry date of 50% of the then unexercised Warrants upon written notice of such acceleration to SciSparc.

The description of the Agreement set forth above is qualified in its entirety by reference to the full text of the document, which is attached hereto as Exhibit 10.1.

On August 18, 2026, the Company issued a press release titled “SciSparc: Subsidiary NeuroThera Labs Completes C$5.4 Million Financing with SciSparc’s Stake Valued at Approximately C$30 Million.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement for Units, dated August 13, 2026, by and among NeuroThera Labs Inc. and SciSparc Ltd.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc: Subsidiary NeuroThera Labs Completes C$5.4 Million Financing with SciSparc’s Stake Valued at Approximately C$30 Million.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: August 18, 2026

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